Exhibit A
Telenav, Inc.
Proposed Earnings Release Disclosure
For the fourth fiscal quarter ended June 30, 2019

Q1 Fiscal 2020 Business Outlook
For the first fiscal quarter ending September 30, 2019, Telenav offers the following guidance:(1)

•	Total revenue is expected to be $__ million to $__ million.

•	Billings are expected to be $__ million to $__ million.

•	Gross margin is expected to be __% to __%.

•	Operating expenses are expected to be $__ million to $__ million.

•	Net loss is expected to be $(__) million to $(__) million.

•	Adjusted EBITDA loss is expected to be $(__) million to $(__) million.

•	Automotive revenue is expected to be $__ to $__ million.

•	Advertising revenue is expected to be $__ to $__ million.

•	Weighted average diluted shares outstanding are expected to be approximately __ million.

(1) Effective as of the quarter ending September 30, 2019, Telenav is no longer providing guidance on direct contribution margin from billings or adjusted cash flow from operations. In addition, Telenav’s financial results for future periods will no longer present direct contribution from billings, direct contribution margin from billings and adjusted cash flow from operations on a historical basis. However, Telenav will continue to report changes in deferred revenue and deferred costs to enable investors to assess the impact of period-to-period changes of those measures on Telenav’s financial results.